SEC FILE NUMBER
001-33046

CUSIP NUMBER
929741 10 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Waccamaw Bankshares, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

110 North J. K. Powell Boulevard

Address of Principal Executive Office (Street and Number)

Whiteville, North Carolina 28472

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Finalization of the Registrant’s financial statements for the quarterly period ended March 31, 2011, has been delayed as a result of reviewing and analyzing the accounting complexities associated with a significant transaction. The Registrant anticipates filing its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, as soon as is feasible, but at this time is unable to determine when the filing will occur.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David A. Godwin	(910)	641-0044
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ YES ☒ NO

Annual Report on Form 10-K for the fiscal year ended December 31, 2010

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that its results of operations for the quarterly period ended March 31, 2011, will be significantly different from its results for the quarterly period ended March 31, 2010. The Registrant has not provided an estimate of such changes because its financial statements have not been finalized.

This Notification of Late Filing on Form 12b-25 contains, among other things, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements regarding certain of the registrant’s goals and expectations with respect to earnings, income per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (ii) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. These statements are based upon the current belief and expectations of the registrant’s management and are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond the registrant’s control).

Waccamaw Bankshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2011	By:	/s/ David A. Godwin
David A. Godwin
Senior Vice President and Chief Financial Officer